11015282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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SEC Mail Processing Section

FEB 18 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
844993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-10 AND ENDING 31-Dec-10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Avalon Securities, Ltd.** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 Broadway
(No. and Street)

New York	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynda Davey **212-764-6610**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Lynda Davey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Avalon Securities, Ltd.**, as of **December 31, 2010**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Paulette F. Johnson

Notary Public

PAULETTE F. JOHNSON
Notary Public, State of New York
No.01JO6104139
Qualified in Kings County
Commission Expires January 12, 2012

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
Avalon Securities, Inc.

We have audited the accompanying balance sheet of Avalon Securities, Inc. as of December 31, 2010 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Securities, Inc. as of December 31, 2010 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC
Monmouth Beach, New Jersey
February 9, 2011

Avalon Securities, Inc.
Balance Sheet
As of December 31, 2010

ASSETS

Current assets:	
Cash	$10,648
Prepaid expense	8,197
Other asset	360
Total Current Assets	$19,205
Total Assets	$19,205

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$2,869
Total Current Liabilities	$2,869
Shareholder's Equity:	
Common stock: 1,000 shares authorized, stated value $1	
100 shares issued and outstanding	$100
Additional paid in capital	9,300
Retained earnings	6,936
Shareholder's equity	16,336
Total Liabilities & Shareholder's Equity	$19,205

Please see the notes to the financial statements.

Avalon Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2010

Revenues	$630,623
General and administrative expenses:	
Management fees	$600,800
Consulting fees	16,000
Professional fees	2,650
General administration	10,566
Total general and administrative expenses	630,016
Net income before income tax provision	$607
Provision for income taxes	0
Net income	$607

Please see the notes to the financial statements.

Avalon Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:	
Net income	$607
Changes in other operating assets and liabilities:	
Prepaid expense	(477)
Other asset	640
Accounts payable & accrued expenses	740
Net cash used by operations	1,510
Net increase in cash during the fiscal year	$1,510
Cash at December 31, 2009	9,138
Cash at December 31, 2010	$10,648

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$423

Please see the notes to the financial statements.

Avalon Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2009

	Common Shares	Common Value	Paid in Capital	Retained Deficit	Total Equity
Balance at December 31, 2009	100	$100	$9,300	$6,329	$15,729
Net loss for the fiscal year				607	607
Balance at December 31, 2010	100	$100	$9,300	$6,936	$16,336

Please see the notes to the financial statements.

Avalon Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2010

1. Organization

Avalon Securities, Inc. (the Company) is a privately held corporation formed in New York in May 1992 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) registered to market investments in debt, equities, and mutual funds.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded on a trade date basis and when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual shareholder and therefore, no provision for these federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Cash, prepaid expense, other asset, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2010.

4. Related Party Transaction

During fiscal year 2010, the sole shareholder provided office space to the Company at no cost.

5. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholder's equity	$16,336
DEBITS:	
Non-allowable assets:	
Prepaid expense	(8,197)
Other asset	(360)
NET CAPITAL	$7,779
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$7,779
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$2,779
AGGREGATE INDEBTEDNESS:	$2,869
AGGREGATE INDEBTEDNESS TO NET CAPITAL	36.88%

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2010 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholder
Avalon Securities, Inc.

In planning and performing our audit of the financial statements of Avalon Securities, Inc. for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2010 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report

has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIP-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Donohue Associates, LLC

Monmouth Beach, N.J.
February 9, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2010 [8004]
or if less than 12 months

Report for the period beginning 01/01/10 [8005] and ending 12/31/10 [8006]
MM DD YY MM DD YY

SEC FILE NUMBER 8-44993 [8011]

1. NAME OF BROKER DEALER

AVALON SECURITIES, LTD. [8020] N 9

OFFICIAL USE ONLY

Firm No MMYY

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	1	8073
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	8074
5. Respondent makes markets in the following securities:			
(a) equity securities	(enter applicable code: 1=Yes 2=No)	2	8075
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	8076
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	8077
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	8079
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	8084
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts		0	8080
(b) Omnibus accounts		0	8081
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	8085

FINRA

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090

If Other please describe:

(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3)		8122
(4) Midwest		8123
(5) New		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	0	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	0	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT

Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	2	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period $	0	8118

***Required in any Schedule I filed for the calendar year 1978 and succeeding years**

FINRA Miscellaneous Information

Annual Municipal Income $	0	8151